TABATHA V, INC.

1926 S. Oswego Way

Aurora, CO 80014

Information Statement

Pursuant To Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

*******

INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Tabatha V, Inc. (“Tabatha”, or the “Company”).  It is being mailed on or before October 4, 2005 to all persons who are holders of record of the Company’s common stock as of the date of the mailing.  The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

We,” “us,” “our,” and the “Company” refer to Tabatha V, Inc., a Colorado corporation.

The Company was formed as a “blind pool” or “blank check” company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction.  The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only.  You are urged to read this Information Statement carefully.  However, no action on your part is sought or required.

SUMMARY OF THE SHARE EXCHANGE AGREEMENT

On September 30, 2005, the Company entered into an Agreement for Share Exchange with Power-Save Energy, Corp. (“POWER-SAVE ENERGY”), a Nevada corporation, pursuant to which the Company agreed to acquire all of the issued and outstanding common stock of POWER-SAVE ENERGY solely in exchange for shares of common stock of the Company.   The Agreement for Share Exchange provides that the share exchange is to be completed on the basis of 10 shares of common stock of the Company for 1 share of POWER-SAVE ENERGY.  Accordingly, in order to acquire all of the issued and outstanding common stock of POWER-SAVE ENERGY, the Company will be required to issue a total of 10,000,000 shares of its common stock.

Change of Control

The transaction resulted in a change of control of the Company.  At the time of closing under the Share Exchange Agreement, the persons who had previously been officers of the Company will tender their resignations, and the Board of Directors will appoint new officers designated by the new ownership, POWER-SAVE ENERGY.  It is anticipated that POWER-SAVE ENERGY will request the current directors to resign and appoint successor directors as of a future date which is at least ten days after the date on which this Information Statement has been mailed to the Company’s shareholders.

POWER-SAVE ENERGY has agreed that following closing under the Agreement for Share Exchange, it will surrender its 1,000,000 shares for cancellation.  Upon cancellation, such shares will no longer be part of the issued and outstanding common stock of the Company.   Following closing under the Agreement for Share Exchange and cancellation of the shares currently owned by POWER-SAVE ENERGY and previous control persons, the Company will have a total of approximately 17,337,500 shares issued and outstanding, of which 10,000,000 shares, or approximately 58%, will be owned by persons who are currently shareholders of POWER-SAVE ENERGY.

As of September 30, 2005, we had common stock issued and outstanding of 7,337,500.  The majority of shareholders of the company have agreed, as a condition to the share purchase agreement, to the following: (1) Amend the articles of incorporation to change the name of the company to “Power-Save Energy, Corp.; (2) Amend the Articles of Incorporation to increase the shares of common stock authorized to 200,000,000, (3) Amend the Bylaws of the Company, specifically, Article II, Section 12, paragraph 1, first sentence, to read as follows: “Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof and received by the corporation” and (4) approve the merger with Power-Save Energy Corp. pursuant to the Share Exchange Agreement. Our common stock is the only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

Pursuant to the terms of the Share Exchange Agreement, the Company has agreed, ten days after the filing of this Information Statement, to appoint Michael Forster and Kathleen Forster to the Company's Board of Directors as the Company's new Board of Directors, and to accept the resignations of John Ballard and Diane Thelen.  These further changes to the board of directors of the Company will not take effect until at least ten days after this Information Statement has been filed with the Securities and Exchange Commission and mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

As a condition of the Share Exchange Agreement, this information statement is being sent to the shareholders of record as of October 4, 2005.  The majority of shareholders of the company that constitutes 5,370,000 shares of the common stock of the Company have agreed to execute a majority shareholder action at a date which is at least ten days after the date on which this Information Statement has been mailed to the Company’s shareholders, approving by vote the necessary amendments to the company, pursuant to the Share Exchange Agreement.  It is anticipated that the closing under the Agreement for Share Exchange will be completed on or about October 1, 2005.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure

John Ballard	47	President since March 2004 and Chief Financial Officer since July 2003

Diane Thelen	59	Secretary, Treasurer, and a Director since March 2000

Biographical Information

John Ballard, President and Chief Financial Officer

John Ballard has been President and a director since March 1, 2004 and Chief Financial Officer since July 2003, and has more than fifteen years of business management, project management, and accounting experience.  Mr. Ballard is currently the Chief Financial Officer of Worldwide Manufacturing USA Inc., a public company trading on the OTC Bulletin Board under the symbol “WMFG” since September 2003.

From January 2002 to the present, Mr. Ballard has been a financial consultant and director of Reveal Systems, Inc., a software development company and internet provider based in Longmont, Colorado.  Mr. Ballard was the Chief Financial Officer of Call Solutions Inc., a publicly traded company, from October 1999 to November 2002.  Call Solutions was in the business of opening call centers.  From 1988 to 1993, Mr. Ballard was Chief Financial Officer for a chain of retail stores in Denver.  Mr. Ballard holds a Bachelor of Science Degree in Management and Marketing from the University of Colorado where he graduated Magna Cum Laude.  Mr. Ballard also holds a Masters of Business in Administration from Regis University.  He is president and director of Tabatha I, Inc., Tabatha IV, Inc., and Tabatha V, Inc.

Diane Thelen, Director

Diane Thelen, the Company’s Secretary, Treasurer, and a director, has managed and developed luxury high-rise residential, retail, industrial and large office building complexes for over twenty-five years.  From 1990 to the present, Ms. Thelen has been a property manager for Frederick Ross Real Estate Services.  She has written numerous articles on safety issues regarding large office complexes, as well as articles advocating the needs of real estate managers to state legislators.  Ms. Thelen is an officer and director of four other “blind pool” corporations, which were incorporated on March 17, 2000, and which were formed to seek acquisitions.  She is the Secretary and a director of Tabatha I, Inc., Tabatha IV, Inc., and Tabatha V, Inc.  Ms. Thelen is a Certified Property Manager (CPM) (institute of Real Estate Management) and a Real Property Administrator (RPA) (Building Owners and Managers Association).

Compliance with Section 16(a) of the Exchange Act.

The Company’s current directors have each filed a Statement of Changes in Beneficial Ownership on Form 4.  As of the date of this Information Statement, neither POWER-SAVE ENERGY nor either of the Company’s newly appointed officers has filed an initial report of ownership on Form 3.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors following completion of the share exchange transaction described herein between the Company and POWER-SAVE ENERGY.

Michael Forster	40	Chairman/President/CFO

Kathleen Forster	48	Director/Secretary

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the share exchange transaction or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following completion of the share exchange transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Michael Forster:  Mr. Forster is an experienced entrepreneur in all facets of business.  He has organized and executed the start-up of company’s.  He has worked under contract in both the private and public company sectors to affect corporate and financial restructuring.  As well, Mr. Forster has held senior management level positions at a Fortune 500 company.  Mr. Forster holds a Bachelor of Science Degree in Aeronautical Engineering from California Polytechnic State University.

Kathleen Forster: Mrs. Forster, the Company’s Secretary, Treasurer, and a director, has also owned and operated her own business.  Mrs. Forster has held design and marketing positions in the clothing and textile design industry.  Mrs. Forster holds a Bachelor of Science Degree in Design from University of California Davis.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Tabatha V, Inc., of all executive officers and directors of Tabatha V, Inc. as a group, and of each person known by Tabatha V, Inc. to be a beneficial owner of 5% or more of its Common Stock.  The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company’s common stock following completion of the share exchange transaction.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other right to acquire additional securities of Tabatha V, Inc., except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Agreement for Share Exchange	Percent of Class Owned Before Closing Under Agreement for Share Exchange	Number of Shares Beneficially Owned After Closing Under Agreement for Share Exchange	Percent of Class After Closing Under Agreement for Share Exchange

Alliance Capital Management, Ltd (1) Norfolk House, Market Street Nassau Bahamas	5,370,000	73%	5,370,000	31%

Michael Forster (2) 3873 Sequoia Drive San Luis Obispo, CA 93401	0	0%	10,000,000	58%

All Officers and Directors	5,370,000	73%	15,370,000	89%

(1)  The person listed is an officer, a director, or both, of the Company.

(2)   Pursuant to the Share Exchange Agreement, Michael Forster received 10,000,000 shares.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company.  The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Share Exchange Transaction

On October 1, 2005, the Company completed a share exchange transaction with POWER-SAVE ENERGY, pursuant to which POWER-SAVE ENERGY will become a wholly-owned subsidiary of the Company.  Therefore, persons who are currently shareholders of POWER-SAVE ENERGY have a direct or indirect material interest in completion of the proposed share exchange transaction.  This includes Michael Forster and Kathleen Forster, each of whom is expected to be directors or executive officers of the Company following completion of the share exchange transaction.

Indemnification of Officers and Directors

As permitted by Colorado law, the Company’s Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Colorado, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

*******

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

Dated October 4, 2005

By Order of the Board of Directors

Tabatha V, Inc.

By: /s/John Ballard

John Ballard, President